EXHIBIT 99.1

              LITTLE SWITZERLAND, INC., AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS

                    TOGETHER WITH AUDITORS REPORT

                           LITTLE SWITZERLAND, INC.

               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      PAGE


Report of Independent Public Accountants .....................           2

Consolidated Balance Sheets ..................................           3

Consolidated Statements of Income ............................           4

Consolidated Statements of Stockholders' Equity ..............           5

Consolidated Statements of Cash Flows ........................           6

Notes to Consolidated Financial Statements ...................      7 - 19

Report of Independent Public Accountants......................          20

Schedule II - Amounts Receivable from Related Parties
              and Underwriters, Promoters and Employees
              other than Related Parties....................            21

Schedule V - Property, Plant and Equipment....................          22

Schedule VI - Accumulated Depreciation, Depletion and
              Amortization of Property Plant and Equipment..            23

Schedule VIII - Valuation and Qualifying Accounts.............          24

Schedule IX - Short-Term Borrowings...........................          25

Schedule X - Supplementary Income Statement Information.......          26

            Report of Independent Public Accountants


To Little Switzerland, Inc.:

     We have audited the accompanying consolidated balance sheets of Little Switzerland, Inc. ( a Delaware corporation) and subsidiaries as of May 31, 1994 and 1993 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended May 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Little Switzerland, Inc. and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.



Boston, Massachusetts
July 15, 1994

                LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                            (in thousands)

                                                             May 31,    May 31,
ASSETS ...................................................       1994       1993
                                                             --------   --------
Current assets:
Cash and cash equivalents (Note 2) .......................   $  4,632   $  1,907
Accounts receivable ......................................      1,576      1,444
Inventory (Note 2) .......................................     29,077     35,559
Prepaid expenses and other current assets ................      1,296      1,515
                                                             --------   --------
Total current assets .....................................     36,581     40,425
Property, plant and equipment,
       at cost, (Note 2) .................................     28,405     24,450
Less--Accumulated depreciation ...........................     14,638     13,043
                                                             --------   --------
                                                               13,767     11,407
Other assets (Note 2) ....................................      2,521      2,328
                                                             --------   --------
       Total assets ......................................   $ 52,869   $ 54,160
                                                             ========   ========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Unsecured notes payable (Note 4) ........................       --     $  4,875
Accounts payable .........................................      5,134      5,582
Accrued and currently deferred
         income taxes (Notes 2 and 5) ....................      1,861      1,214
Other accrued expenses (Note 2) ..........................      2,060      2,378
                                                             --------   --------
     Total current liabilities ...........................      9,055     14,049
Deferred income taxes (Notes 2 and 5) ....................        356        794
Commitments and contingencies (Note 6)

Stockholders' equity (Notes 1, 3 and 10):
   Preferred stock, $.01 par value--
     Authorized--5,000 shares
     Issued and outstanding--none ........................       --         --
  Common stock, $.01 par value--
     Authorized--20,000 shares
     Issued and outstanding--8,449 shares
      in 1994 and 8,442 in 1993 ..........................         84         84
   Capital in excess of par ..............................     14,758     14,715
   Retained earnings .....................................     28,616     24,518
                                                             --------   --------
       Total stockholders' equity ........................     43,458     39,317
                                                             --------   --------
       Total liabilities and
            stockholders' equity .........................   $ 52,869   $ 54,160
                                                             ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                   LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands except per share amounts)

                                              For the Years Ended
                                                      May 31,
                                             1994       1993       1992
                                            -------    -------    ------
         Net sales ................         $64,312    $63,396    $57,140
         Cost of sales ............          35,968     34,110     30,277
                                            -------    -------    -------

            Gross profit ..........          28,344     29,286     26,863
         Selling, general and
           administrative expenses
            (Note 2)...............          23,123     22,730     18,499
                                            -------    -------    -------

           Operating income .......           5,221      6,556      8,364

         Interest expense .........             245        286        251
         Interest income ..........             (20)       (66)      (102)
                                            -------    -------    -------

           Income before income
                  taxes ...............       4,996      6,336      8,215
         Provision for income taxes
           (Notes 2 and 5) ........             898      1,145      1,501
                                            -------    -------    -------

         Net income ...............         $ 4,098    $ 5,191    $ 6,714
                                            =======     ======    =======


         Net income per share
          (Note 2) ................         $  0.49    $  0.62    $  0.80
                                            =======     ======    =======

         Weighted average shares
            outstanding (Notes 1
            and 2) ...............            8,446      8,419      8,400
                                            =======     ======    =======

         The accompanying notes are an integral part of these consolidated financial statements.

                     LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                          Capital in
                                          Common Stock    Excess of   Retained
                                        Shares    Amount    Par       Earnings    Total

Balance, May 31, 1991 .............     8,400     $84     $14,296     $12,613     $26,993
   Net income .....................        --      --          --       6,714       6,714
                                        -----     ---     -------     -------     -------

Balance, May 31, 1992 .............     8,400      84      14,296      19,327      33,707
   Net income .....................        --      --          --       5,191       5,191

   Exercise of stock options
     (Notes 2 and 10) .............        38      --         380          --         380

   Shares issued under stock
   purchase plan (Note 10) ........         4      --          39          --          39
                                        -----     ---     -------     -------     -------

Balance, May 31, 1993 .............     8,442      84      14,715      24,518      39,317

  Net income ......................        --      --          --       4,098       4,098

  Shares issued under stock
  purchase plan (Note 10) .........         7      --          43          --          43
                                        -----     ---     -------     -------     -------

Balance, May 31, 1994 .............     8,449     $84     $14,758     $28,616     $43,458
                                        =====     ===     =======     =======     =======

         The accompanying notes are an integral part of these consolidated financial statements.

                   LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                             For the Years Ended
                                                                                                      May 31,
                                                                                           1994        1993        1992
                                                                                       --------    --------    --------
Cash flows from operating activities:
 Net income ........................................................................   $  4,098    $  5,191    $  6,714
  Adjustments to reconcile net income to
   net cash provided by operating activities:
   Depreciation and amortization ...................................................      1,833       1,757       1,357
   Changes in assets and liabilities:
    (Increase) decrease in accounts receivable .....................................       (132)        141        (310)
    (Increase) decrease in inventory ...............................................      6,812      (4,159)     (9,504)
    (Increase) decrease in prepaid expenses
        and other current assets ...................................................        219         224        (769)
    Increase (decrease) in accounts payable ........................................       (448)     (1,406)      3,753
    Increase (decrease) in other accrued expenses ..................................       (318)        423        (182)
    Increase (decrease) in accrued and
            currently deferred income taxes ........................................        647        (158)        135
    Increase (decrease) in payable to affiliates ...................................       --          --          (209)
    Increase (decrease) in deferred income taxes ...................................       (438)        (53)        433
                                                                                       --------    --------    --------
          Net cash provided by operating activities ................................     12,273       1,960       1,418
                                                                                       --------    --------    --------

Cash flows from investing activities:
   Decrease in long-term receivable
     from Town & Country (Note 3) ..................................................       --          --         1,832
   Capital expenditures ............................................................     (3,738)     (1,382)     (1,986)
   (Increase) decrease in other assets .............................................        269        (129)       (192)
   Acquisition of inventory and fixed assets
         (Note 2) ..................................................................     (1,247)       (590)     (1,750)
                                                                                       --------    --------    --------
           Net cash used in investing activities ...................................     (4,716)     (2,101)     (2,096)
                                                                                       --------    --------    --------

Cash flows from financing activities:
   Borrowings under unsecured notes payable ........................................      7,100       8,240       3,945
   Repayment of unsecured notes payable ............................................    (11,975)     (6,800)     (4,440)
   Issuance of common stock ........................................................         43         419        --
                                                                                        -------      ------       ------
Net cash
 provided by (used in)
          financing activities .....................................................     (4,832)      1,859        (495)
                                                                                       --------    --------    --------

Net increase (decrease) in cash
             and cash equivalents: .................................................      2,725       1,718      (1,173)
Cash and cash equivalents, beginning of period .....................................      1,907         189       1,362
                                                                                       --------    --------    --------

Cash and cash equivalents, end of period ...........................................   $  4,632    $  1,907    $    189
                                                                                       ========    ========    ========

Cash paid during the period for:
               Income Taxes ........................................................   $    620    $  1,146    $    910
                                                                                       ========    ========    ========
               Interest ............................................................   $    289    $    231    $    215
                                                                                       ========    ========    ========


               The accompanying  notes  are an  integral  part  of
                    these consolidated financial statements.

                   LITTLE SWITZERLAND, INC, AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANICAL STATEMENTS

                                  MAY 31, 1994



(1)  Organization

        Little Switzerland, Inc. (the "Company") was incorporated in May 1991. A wholly owned subsidiary of Town & Country Corporation ("Town & Country") contributed to the Company all of the outstanding shares of L.S. Holding, Inc. and L.S. Wholesale, Inc. in exchange for 10,000,000 shares of the Company's common stock. On June 3, 1991, the Company declared an 84 for 100 stock split resulting in outstanding shares of common stock of 8,400,000, which has been retroactively reflected in the accompanying consolidated financial statements.

        L.S. Holding, Inc. was incorporated in July 1980 and has nine subsidiaries: Montres et Bijoux, S.A.R.L.; World Gifts Imports N.V.; L.S. Holding (Aruba) N.V.; L.S. Holding (Curacao) N.V.; Little Switzerland (St. Kitts & Nevis) Limited; Little Switzerland (Antigua) Limited and Little Switzerland (St. Lucia) Limited (Note 2) which operate retail stores in the Virgin Islands, Aruba, St. Kitts, Antigua, St. Lucia, the French and Netherlands Antilles. Little Switzerland (BVI) Limited, incorporated in the British Virgin Islands and L.S. Holding (USA), Inc., incorporated in Alaska, were not yet in operation at May 31, 1994.

         L.S. Wholesale, Inc. was incorporated in October 1987 and purchases inventory for distribution to L.S. Holding, Inc.'s retail stores.

         In July 1991, the Company completed an initial public offering (the "Offering") whereby Switzerland Holding Inc., a wholly-owned subsidiary of Town & Country, sold 5,700,000 shares of the Company's common stock at $12 per share. Switzerland Holding, Inc. received all of the proceeds and paid substantially all of the costs of the offering.

         Subsequent to the offering, Switzerland Holding owned 2,700,000 shares of the Company's Common Stock (approximately 32% of the issued and outstanding Common Stock as of May 31, 1994) which were not registered in the Offering. In connection with the consummation of the recapitalization of Town & Country ("T&C") in May 1993 (the "Recapitalization"), Switzerland Holding was dissolved and 2,533,279 shares of such stock were transferred to a trust (the "Trust") established for the benefit of T&C and the holders of T&C's Exchangeable Preferred Stock (the "T&C Exchangeable Preferred Stock"). Except under certain limited circumstances, each holder of a share of T&C Exchangeable Preferred Stock may exchange such share for one share of the Company's Common Stock held in the Trust. Pursuant to a trust agreement between BayBank, N.A. ("BayBank"), as trustee (the "Trustee"), and T&C, T&C has the right, except under the circumstances described below, to vote the shares of the Company's Common Stock held in the Trust on all matters submitted for vote to holders of such stock.

         If and whenever two semi-annual dividend payments on the T&C Exchangeable Preferred Stock are in arrears, then during the period commencing with such time and ending when all arrearages in dividends on the T&C Exchangeable Preferred Stock shall have been paid, the Trustee shall vote the shares of the Company's Common Stock held in the Trust in the manner directed by the holders of the T&C Exchangeable Preferred Stock.

         On July 17, 1991, the Company and T&C entered into a Registration Rights Agreement, pursuant to which T&C has the right to include its shares of Common Stock in registered offerings by the Company and to require the Company to register such shares on not more than two occasions, subject to certain conditions and limitations. Under the Registration Rights Agreement, the Company may be required to pay for some of the expenses of these offerings and the Company and T&C have agreed to indemnify each other against certain liabilities. On April 6, 1993, T&C exercised its rights under the Registration Rights Agreement and requested that the Company file with the SEC a registration statement covering the shares of the Company's Common Stock currently held in trust by BayBank. In accordance with the terms of the Registration Rights Agreement, the Company caused such shares to be registered with the SEC.

(2)  Summary of Significant Accounting Policies

   Presentation

        The accompanying consolidated financial statements include the operations of the Company and its wholly owned subsidiaries L.S. Holding, Inc. and L.S. Wholesale, Inc. Effective May 31, 1992, the Company changed its fiscal year end from the last day of February to May 31. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the May 31, 1994 presentation. All significant intercompany balances have been eliminated in consolidation.

    Foreign Operations

         Net sales and operating income from foreign operations (non-U.S. possessions) amounted to 52%, 49% and 49%, and 34%, 50% and 26% of total net sales and operating income, respectively, in fiscal 1994, 1993 and 1992, respectively. Inter-segment sales were not material for all periods presented. Identifiable assets of foreign operations amounted to 51%, 49% and 45% of total assets as of May 31, 1994, 1993 and 1992, respectively.

   Acquisitions

         In January 1992, the Company purchased certain inventory and fixed assets of the china division of a St. Thomas retailer for approximately $1,800,000. The transaction was accounted for using the purchase method of accounting. On an unaudited pro forma basis, net sales would have increased by 3.1% for fiscal 1992, assuming the transaction had occurred on June 1, 1990. The pro forma impact on net income and net income per share would not have been material to the results of the period presented.

         On June 4, 1992, the Company purchased certain assets from a St. Lucia retailer for $590,000. The transaction was accounted for using the purchase method of accounting. The pro forma impact of the transaction is not material to the results of the periods presented.

         On April 25, 1994, the Company purchased certain inventory, fixed assets and leasehold interest of "La Parfumerie", a fragrance boutique located in Antigua, for $1,247,000. The transaction was accounted for using the purchase method of accounting. The pro forma impact of the transaction is not material to the results of the periods presented.

   Inventory

         Inventory is valued at the lower of cost (first-in, first-out) or market value and consists almost entirely of finished merchandise purchased for resale.

   Property, Plant and Equipment

         Fixed assets are depreciated over their estimated useful lives, principally using the straight-line method. Property, plant and equipment consist of the following:


                             Estimated
                             Useful Life              May 31         May 31
                               Range                   1994           1993
                              ------                  ------         -----
 Real estate               20-40 Years            $ 8,450,000    $ 7,420,000
 Furniture and fixtures    3-10 Years               9,956,000      9,108,000
 Equipment                 3-20 Years               3,708,000      3,332,000
 Leasehold              Life of the lease
  improvements           or useful life,
                      whichever is shorter          6,291,000      4,590,000
                                                  -----------    -----------
                                                  $28,405,000    $24,450,000
                                                  ===========    ===========

  Income Taxes

         Effective June 1, 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes" which requires the use of the liability method in accounting for income taxes. This standard determines deferred income taxes based on the estimated future tax effects of any differences between the financial statement and tax basis of assets and liabilities, given the provisions of enacted tax laws. The effect of adopting this change in accounting principle had no cumulative impact on reported net income per share or financial position and did not have a material impact on the current fiscal year's income tax expense. Prior to the implementation of this statement, the Company accounted for income taxes under Accounting Principals Board Opinion No. 11. Each of the consolidated companies files a separate tax return.

 Other Assets

         Other assets consist primarily of amounts related to non-competition agreements, rental premiums, rental deposits and the excess of cost over the fair market value of the net assets of the business acquired (goodwill). Amounts related to non-competition agreements are amortized over the lives of the respective agreements and amounts related to rental premiums are amortized over the lives of the related leases. Amounts related to goodwill are being amortized over periods of up to 10 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's future cash flow over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Accumulated amortization for all periods presented was not material.

   Foreign Exchange Contracts

         The Company enters into foreign exchange contracts to hedge against foreign currency fluctuations for purchase commitments and accounts payable denominated in foreign currencies. Gains and losses on contracts to hedge purchase commitments are included in the cost basis of the related purchases. Deferred gains and losses of approximately $60,000 and $260,000, respectively, are included in the inventory balances at May 31, 1994 and 1993, respectively. Gains and losses on accounts payable are recognized as selling, general and administrative expenses and were not material for all periods presented.

         At May 31, 1994, the Company had Swiss Franc contracts maturing during the period from June through August, 1994 at contractually predetermined rates totaling approximately $4,400,000.

        The Company's functional currency, under Statement of Financial Accounting Standards No. 52, for all foreign locations is the U.S. dollar. Accordingly, all transaction and translation gains and losses are included in the accompanying consolidated income statements. Gains and losses for all periods presented were not material.

   Other Accrued Expenses

         Other accrued expenses are comprised of the following:

                                                  May 31,          May 31,
                                                     1994             1993

Customer deposits...............               $  585,000         $  628,000
Compensation and related items..                1,034,000          1,238,000
Other...........................                  441,000            512,000
                                               ----------          ---------
                                               $2,060,000         $2,378,000
                                               ==========         ==========

   Net Income per Share

         Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding, where dilutive, during each period. Common equivalent shares result from the assumed exercise of stock options (Note 10).

   Cash Flows

     For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid instruments with a purchased maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value due to the short maturities.

(3)  Transactions with Affiliates

         The Company enters into a number of transactions with Town & Country, a stockholder. The Company purchases a portion of its merchandise from Town & Country and its affiliated companies at prices that approximate arm's-length transactions. Such purchases totaled approximately $1,388,000, $1,800,000 and $1,800,000 in fiscal 1994, 1993 and 1992, respectively.

(4)  Credit Arrangements

         The Company has available a total of $15,500,000 in unsecured credit facilities, of which $3,000,000 is available for borrowings with maturities not to exceed three years. Any unfunded portion of the facilities can be withdrawn at the bank's discretion. As of May 31, 1994, there were no outstanding borrowings against these credit facilities.

         In connection with the acquisition of certain inventory and fixed assets (Note 2), the Company had a note payable to the seller which amounted to $225,000 at May 31, 1993. The second and final installment was paid in fiscal 1994.

(5)  Income Taxes

         The domestic (United States Virgin Islands, "USVI") and foreign components of income before income taxes are as follows:

                                                     For the Fiscal Years Ended:
                                                             May 31,
                                           1994           1993           1992
                                      -----------    -----------    -----------

 Domestic..........................   $ 3,296,000    $ 4,372,000    $ 6,999,000
 Foreign   ........................     1,700,000      1,964,000      1,216,000
                                      -----------    -----------    -----------

                                      $ 4,996,000    $ 6,336,000    $ 8,215,000
                                      ===========    ===========    ===========


  The components of the provision (benefit) for income taxes are as follows:

                                                     For the Fiscal Years Ended:
                                                              May 31,
                                      1994               1993               1992
                              ------------       ------------       ------------
 Current:
 Domestic .............       $    647,000       $    549,000       $    572,000
 Foreign ..............            689,000            649,000            496,000
                              ------------       ------------       ------------

                                 1,336,000          1,198,000          1,068,000
                              ------------       ------------       ------------

 Deferred:
 Domestic .............           (438,000)           (53,000)           433,000
 Foreign ..............               --                 --                 --
                              ------------       ------------       ------------

                                  (438,000)           (53,000)           433,000
                              ------------       ------------       ------------

                              $    898,000       $  1,145,000       $  1,501,000
                              ============       ============       ============


         The deferred tax provision (benefit) results from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The principal difference arises from the use of different depreciation methods for financial reporting and tax purposes.

         The Company's effective tax rate is less than the USVI statutory rate of 37.4% due to the following:

                                                 For the Fiscal Years Ended:
                                                            May 31,
                                    1994                      1993                      1992
                                  ---------                 ----------                -------
Computed tax provision
  at statutory rate             $1,869,000                $2,370,000                $3,072,000

Increases (reductions)
 resulting from--
 Differences between
 foreign provisions
 recorded and provisions
 at USVI rate.......                53,000                   (86,000)                  (15,000)

Effect of earnings of
 subsidiary in USVI subject
 to lower tax rate.....         (1,033,000)               (1,139,000)               (1,636,000)

Other.................               9,000                     --                       80,000
                                ----------                ----------                ----------
                                $  898,000                $1,145,000                $1,501,000
                                ==========                ==========                ==========

         The lower tax rate in effect on certain of the income of a subsidiary in the USVI expires, subject to renewal, in 1998 and had the effect of increasing earnings per share by $0.12, $0.14 and $0.19 in fiscal 1994, 1993 and 1992, respectively.

         The net effective tax rate for all income and income taxes was approximately 18% for each of the fiscal years 1994, 1993 and 1992.

         The deferred tax liability of $356,000 at May 31, 1994 is exclusively the result of the use of accelerated depreciation methods for tax purposes. The Company has no deferred tax assets and therefore, no valuation reserve is required.

(6)  Commitments and Contingencies

         Certain of the Company's facilities and retail stores are occupied under operating leases expiring at various dates. The Company's rental commitments under the noncancelable portion of these leases for each of the next five years and, in total, thereafter at May 31, 1994 are as follows:

                                                              Total Lease
         Year                                                  Commitment
         ----                                                  ----------
         1995.................................                $ 2,619,000
         1996.................................                  2,518,000
         1997.................................                  2,264,000
         1998.................................                  1,952,000
         1999.................................                  1,241,000
         Thereafter...........................                  2,076,000
                                                              -----------
                                                              $12,670,000
                                                              ===========

         Rental expense included in the accompanying consolidated statements of income amounted to approximately $2,487,000, $2,349,000 and $1,918,000 in fiscal 1994, 1993 and 1992, respectively.

         The Company owns the building which houses its headquarters and warehouse on St. Thomas and leases the underlying real property from the Virgin Islands Port Authority under a 10-year ground lease. The ground lease is subject to two five-year renewal terms and may be terminated by the lessor prior to the expiration of its term subject to payment to the Company of the fair market value of the Company's improvements.

         Prior to the Company's initial public offering, Town & Country and several of its wholly-owned subsidiaries had supplied the Company with jewelry. Pursuant to written agreements entered into between Town & Country and each of their subsidiaries and the Company, the subsidiaries have continued to supply jewelry to the Company at the Company's option on the same terms and conditions as were in effect prior to the initial public offering (Note 1). These agreements are automatically renewed each year unless either party terminates upon 60 days notice prior to the end of a year.

         The Company is not a party to any material pending legal proceedings, other than ordinary litigation incidental to the business. The Company believes that none of these proceedings, if adversely determined, would have a material adverse effect on the Company's financial condition.

         As a result of escalating costs of wind insurance within the Caribbean, management believes that premiums are no longer justifiable in light of the related risk. For fiscal 1995, the Company is only insured for damage caused by wind for amounts in excess of $5,000,000, subject to certain deductibles.

(7)  Franchise Agreement

         In fiscal 1987, the Company entered into a 10-year franchise agreement with Solomon Brothers Limited ("Solomon"), a Bahamian company engaged in the wholesale and retail distribution of jewelry, gift items and consumables in the Bahamas. Solomon is responsible for developing each store, in accordance with the Company's specifications, once a new location has been agreed upon. The Company provides ongoing assistance in retail and merchandising methods. Solomon is responsible for the operation of each store, but the general operating methods are dictated by the Company. Currently, Solomon operates nine locations in the Bahama Islands under the name of "Little Switzerland."

         In return for the use of the Little Switzerland name and the services provided by Little Switzerland, the Company receives an annual franchise fee which enables the Company to participate in the revenue of both Little Switzerland stores operated by Solomon and other Solomon retail stores which are not operated under the Little Switzerland name. Franchise fees are accrued by the Company as earned based upon Solomon's revenues, as defined, and for fiscal 1994, 1993 and 1992 were approximately $76,000, $122,000 and $141,000, respectively. The decline in fees for fiscal 1994 was mostly due to the closing during the year of two Solomon stores not operated under the "Little Switzerland" name but subject to the franchise fee.

(8)  Employee Benefit Plans

         The Company provides a tax-qualified discretionary contribution retirement plan for eligible USVI employees to which the Company, at its discretion, contributes. Each employee becomes a participant following completion of one year's employment, or, if later, the attainment of age 21. All participants become fully vested after seven years of service. The amounts accrued and charged to expense for fiscal 1993 and 1992 in connection with this plan were approximately $135,000 and $153,000, respectively. The Company will not contribute to this plan for fiscal 1994.

(9)  Quarterly Data (Unaudited)

         The following presents the unaudited quarterly results of operations for fiscal 1994 and 1993 (in thousands except per share data):

                                   First       Second       Third        Fourth
                                   Quarter     Quarter      Quarter      Quarter
                                   Ended       Ended        Ended        Ended
                                   August 31   November 30  February 28  May 31
                                   ---------   --------     --------     --------

Fiscal 1994
Net sales                          $ 11,489    $ 13,581     $ 22,938    $ 16,305
Gross profit                          4,921       5,884       10,193       7,348
Net income(loss)                       (210)        304        2,856       1,148
Net income(loss) per share         $  (0.02)   $   0.03     $   0.34    $   0.14

Fiscal 1993
Net sales                          $ 12,813    $ 12,615     $ 22,249    $ 15,719
Gross profit                          5,913       6,086       10,002       7,285
Net income                              729         801        2,711         951
Net income per share               $   0.09    $   0.10     $   0.32    $   0.11

(10)  Stockholders' Equity

   Stock Options

         In June 1991, certain officers and employees of the Company were granted incentive stock options to purchase 223,250 shares of the Company's common stock at a price per share of $10.00. During fiscal 1992, additional stock options were issued for 1,500 shares having an exercise price of $15.62 per share. All options vest ratably over a three-year period. As of May 31, 1994, 74,594 options were exercisable. In addition, 37,956 options have been exercised and 10,700 shares having an exercise price of $10.00 per share were canceled.

         In June 1991, non-employee directors of the Company were granted stock options to be effective upon the closing of the initial public offering to purchase an aggregate total of 50,000 shares of the Company's common stock at the initial public offering price of $12.00 per share. These options vested one year from the date of issuance. As of May 31, 1994, no options have been exercised or canceled.

         On October 13, 1992, non-employee directors of the Company were granted non-qualified stock options to purchase an aggregate of 25,000 shares of the Company's common stock at a price per share of $12.75, the fair market value on the date of grant. All options vested immediately upon grant. As of May 31, 1994, no options have been exercised or canceled.

         In November 1992, certain officers and employees of the Company were granted incentive stock options to purchase an aggregate 132,500 shares of the Company's common stock at a price per share of $12.75, the fair market value on the date of grant. All options vest ratably over a three-year period. As of May 31, 1994, 26,167 options were exercisable. In addition, no shares have been exercised and 54,000 shares have been canceled.

         On May 31, 1993, non-employee directors of the Company were granted non-qualified stock options to purchase an aggregate 12,000 shares of the Company's common stock at a price per share of $10.00, the fair market value on the date of grant. All options vested immediately upon grant. As of May 31, 1994, no options have been exercised or canceled.

         In September 1993, certain officers and employees of the Company were granted incentive stock options to purchase an aggregate 25,000 shares of the Company's common stock at a price per share of $6.00, the fair market value on the date of grant. All options vest ratably over a three-year period. In December 1993, additional stock options were issued for 50,000 shares having an exercise price of $9.00 per share. These options vest ratably over a five-year period. As of May 31, 1994, no options have been exercised or canceled.

         On May 31, 1994, non-employee directors of the Company were granted non-qualified stock options to purchase an aggregate 9,000 shares of the Company's common stock at a price per share of $6.50, the fair market value on the date of grant. All options vest immediately upon grant.


   Employee Stock Purchase Plan

         The Company has reserved 100,000 shares of common stock for issuance to employees under the terms of the 1992 Employee Stock Purchase Plan. Under this plan, 10,569 shares have been issued as of May 31, 1994.

   Shareholder Rights Agreement

         On July 24, 1991, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business on July 25, 1991. Such rights only become exercisable, and transferable apart from the common stock upon the earliest to occur of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of common stock (an "Acquiring Person")(the date of the public announcement is hereinafter referred to as the "Stock Acquisition

Date"); (ii) ten business days following the commencement of tender or exchange offer that would result in a person or group becoming an Acquiring Person, or
(iii) the declaration by the Board of Directors that any person is an Adverse Person. A "Grandfathered Person" (as defined below) shall not become an Acquiring Person unless such Person shall become the beneficial owner of more than the Grandfathered Percentage (as defined below) of the outstanding shares of common stock. In the event that a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of Units of Series A Preferred Stock having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% of the Corporation's assets or earning power is sold, the rights entitle holders to acquire common stock of the acquiring company having a value equal to two times the exercise price of the rights (such right is referred to as the "Merger Right"). The rights may be redeemed in whole by the Corporation at $.01 per right at any time prior to (i) the date on which a person is declared an Adverse Person, (ii) the tenth business day after the Stock Acquisition Date, or (iii) the occurrence of an event giving right to a Merger Right. The rights will expire on July 24, 2001.

         A Grandfathered Person is generally defined as any person who or which, together with its affiliates and associates, was, as of the close of business on July 25, 1991, the beneficial owner of 15% or more of the shares of common stock then outstanding. The Grandfathered Percentage is generally defined as the percentage of outstanding shares of common stock beneficially owned by a Grandfathered Person as of the close of business on July 25, 1991 plus an additional two percentage points.

         The Shareholder Rights Agreement was amended in April 1993 in connection with the recapitalization of Town & Country to permit, among other things, the shares of common stock owned by Town & Country to be transferred to a trust established for the benefit of Town & Country and the holders of shares of Town & Country's Exchangeable Preferred Stock.

                    Report of Independent Public Accountants



To Little Switzerland, Inc.:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Little Switzerland, Inc. and subsidiaries and have issued our report thereon dated July 15, 1994. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the foregoing index are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.




Boston, Massachusetts
July 15, 1994

                                                                    SCHEDULE II

                LITTLE SWITZERLAND, INC. AND SUBSIDIARIES

 AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS, PROMOTERS AND
                   EMPLOYEES OTHER THAN RELATED PARTIES
                              (in thousands)

                     Balance @                          Amounts     Balance @ End of
                     Beginning                Amounts   Written          Period
Name of Debtor       Of Period  Additions   Collected    Off      Current Non-current
For the Year Ended
May 31, 1994:
Town & Country
Corporation.......       ---        ---        ---      ---       ---     ---

For the Year Ended
May 31, 1993:
Town & Country
Corporation.......       ---        ---        ---      ---       ---     ---

For the Year Ended
May 31, 1992:
Town & Country
Corporation.......   $ 1,832    $     0     $ 1,832     ---       ---     ---


                                                                    SCHEDULE V

                     LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
                          PROPERTY, PLANT AND EQUIPMENT
                               (in thousands)


For the years ended
May 31, 1994
                              Beginning               Retire-                   Ending
FIXED ASSETS                  Balance    Additions    ments       Transfers    Balance
Buildings..................  $   6,770    $      2    $   --      $   --      $  6,772
Furniture & Fixtures.......      9,108         862       (14)         --         9,956
Leasehold Improvements.....      4,590       1,701        --          --         6,291
Machinery & Equipment......      3,332         376        --          --         3,708
Construction in Progress...         85       1,028        --          --         1,113
Real Estate (Land).........        565          --        --          --           565
                              --------    --------     ------     -------      -------
   Total...................  $  24,450    $  3,969    $  (14)     $   --      $ 28,405
                              ========    ========    =======     =======     ========


May 31, 1993

                              Beginning               Retire-                 Ending
FIXED ASSETS                  Balance   Additions     ments      Transfers    Balance
- ------------                  ---------  ---------    -------     ---------   --------
Buildings..................  $   6,760    $     10    $   --      $   --      $  6,770
Furniture & Fixtures.......      8,691         423        (6)         --         9,108
Leasehold Improvements.....      4,208         382        --          --         4,590
Machinery & Equipment......      2,759         573        --          --         3,332
Construction in Progress...         85          --        --          --            85
Real Estate (Land).........        565          --        --          --           565
                             ---------  ----------     ------     -------      -------
   Total..................   $  23,068    $  1,388    $   (6)     $   --      $ 24,450
                             =========  ==========    =======     ========    ========


May 31, 1992

                             Beginning                Retire-                 Ending
FIXED ASSETS                 Balance    Additions     ments      Transfers    Balance
- ------------                 ---------   ---------    -------     ---------   --------
Buildings..................  $   6,385    $    399    $   --      $  (24)     $  6,760
Furniture & Fixtures.......      7,870         823        (2)         --         8,691
Leasehold Improvements.....      3,919         265        --          24         4,208
Machinery & Equipment......      2,258         514       (13)         --         2,759
Construction in Progress...         85          --        --          --            85
Real Estate (Land).........        565          --        --          --           565
                              --------  ----------     ------  ----------      -------
   Total..................   $  21,082    $  2,001    $  (15)     $   --      $ 23,068
                              ========   =========    ======   ==========     ========


                                                                    SCHEDULE VI


                          LITTLE SWITZERLAND, INC. AND SUBSIDIARIES
                  ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
                            OF PROPERTY, PLANT AND EQUIPMENT
                                   (in thousands)

For the years ended
May 31, 1994
                             Beginning               Retire-                 Ending
ACCUMULATED DEPRECIATION     Balance     Additions   ments      Transfers    Balance

Buildings..................  $   1,108   $    233   $    --     $    --      $  1,341
Furniture & Fixtures.......      6,258        610       (14)         --         6,854
Leasehold Improvements.....      3,257        363        --          --         3,620
Machinery & Equipment......      2,420        403        --          --         2,823
Construction in Progress...         --         --        --          --            --
Real Estate (Land).........         --         --        --          --            --
                              --------   --------    ------     -------       -------
   Total...................  $  13,043   $  1,609   $   (14)    $    --      $ 14,638
                              ========   ========    ======     =======       =======


May 31, 1993

                             Beginning               Retire-                 Ending
ACCUMULATED DEPRECIATION     Balance     Additions   ments     Transfers     Balance

Buildings..................  $     874   $     234   $    --   $     --      $  1,108
Furniture & Fixtures.......      5,666         592        --         --         6,258
Leasehold Improvements.....      2,990         267        --         --         3,257
Machinery & Equipment......      2,420         410       (12)        --         2,420
Construction in Progress...         --          --        --         --            --
Real Estate (Land).........         --          --        --         --            --
                              --------    --------     -----       -----      -------
   Total..................   $  11,552    $  1,503   $   (12)   $    --      $ 13,043
                              ========    ========     =====       =====      =======


May 31, 1992

                             Beginning               Retire-                 Ending
ACCUMULATED DEPRECIATION     Balance      Additions  ments      Transfers    Balance

Buildings..................  $     649    $    225   $    --    $      --    $    874
Furniture & Fixtures.......      5,120         546        --           --       5,666
Leasehold Improvements.....      2,738         252        --           --       2,990
Machinery & Equipment......      1,746         286       (10)          --       2,022
Construction in Progress...         --          --        --           --          --
Real Estate (Land).........         --          --        --           --          --
                              --------    --------     -----       ------      -------
   Total...................  $  10,253    $  1,309    $  (10)   $      --     $ 11,552
                              ========    ========     =====       ======      =======


                                   SCHEDULE VIII

                   LITTLE SWITZERLAND, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                               (in thousands)


                           Balance @                Write-Offs   Balance @
                           Beginning                 Net of        End
      Description          Of Period   Provision    Recoveries   Of Period

Allowance for
  Doubtful Accounts
For the Year Ended:
May 31, 1994............       ---     $    12      ($ 12)        ---
May 31, 1993............       ---         ---        ---         ---
May 31, 1992............   $    31         ---      ($ 31)        ---

                                                                   SCHEDULE IX

                LITTLE SWITZERLAND, INC. AND SUBSIDIARIES

                           SHORT-TERM BORROWINGS

                             (in thousands)

                                                                             Weighted
                                                                             Average
                                       Weighted     Maximum      Average     Interest
                            Balance     Average   Outstanding  Outstanding    Rate
Category of Aggregate       at End     Interest     During       During      During
Short-Term Borrowings      Of Period     Rate       Period       Period      Period*
For the Year Ended:
May 31, 1994............       ---       ---        $9,014       $4,646       5.6%
May 31, 1993............    $4,650       5.6%       $6,600       $4,811       6.0%
May 31, 1992............    $2,935       7.1%       $4,130       $3,426       7.3%


- -------
* Computed as an average of actual monthly interest expense.

                                                                    SCHEDULE X

               LITTLE SWITZERLAND, INC. AND SUBSIDIARIES

               SUPPLEMENTARY INCOME STATEMENT INFORMATION

                            (in thousands)



                                      Year Ended     Year Ended    Year Ended
                                        May 31         May 31       May 31
                                        1994           1993         1992
                                        ----           ----         ----

Maintenance and repairs.........        (1)            (1)           (1)
Depreciation and amortization...     $ 1,833         $ 1,757       $ 1,357
Taxes, other than payroll and
  income taxes..................     $ 1,360         $ 1,376       $ 1,221
Royalties.......................       (1)            (1)           (1)
Advertising costs...............     $ 1,958         $ 2,295       $ 1,978

- -------
(1) Items are either not applicable or less than 1% of net sales.